UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On February 5, 2025, SMX (Security Matters) Public Limited Company (the “Company”) convened its previously announced Annual General Meeting of Shareholders (the “Meeting”). However, the Meeting was adjourned for one week to the same day, time and place due to not reaching a quorum. Accordingly, the Meeting will be reconvened on Wednesday, February 12, 2025 at 10:00 a.m. (Eastern Time) and 3:00 p.m. (Irish Time), at Arthur Cox LLP, Ten Earlsfort Terrace, Dublin 2, Ireland, DO2 T380 (the “Adjourned Meeting”). If a quorum is not present at the Adjourned Meeting, any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, will constitute a quorum, and shall be entitled to deliberate and to resolve in respect to the matters for which the Meeting was convened. Proxy cards delivered for the Meeting will be voted at the Adjourned Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 5, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer